Exhibit 99.1

The Thomson Corporation	[Thomson logo]
Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact:	Investor Contact:

Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Michael Sabia Joins Board of The Thomson Corporation

STAMFORD, Conn., November 14, 2006 – The Thomson Corporation (TSX: TOC; NYSE: TOC), one of the world’s leading information services providers, announced today that Michael Sabia, age 53, president and chief executive officer of BCE Inc., has been appointed to the Thomson board of directors effective immediately.

“I am delighted to welcome Michael to Thomson’s board of directors,” said David K.R. Thomson, chairman of the board of The Thomson Corporation. “We are pleased to be adding an executive of Michael’s stature and experience to our organization. His participation on our board will be invaluable to the corporation as we continue to execute on our strategic vision and drive shareholder value.”

Mr. Sabia is president and CEO of BCE Inc., the largest communications company in Canada, and CEO of Bell Canada, positions he has held since 2002. Mr. Sabia joined the BCE group in October of 1999 and was appointed president of BCE in December of 2000. Before joining BCE, Mr. Sabia was executive vice president and chief financial officer of Canadian National Railway Company (CN). Prior to joining CN, Mr. Sabia held a number of senior positions in the Canadian Federal Public Service, including director-general of tax policy in the Department of Finance and deputy secretary to the Cabinet (Plans) in the Privy Council Office. He also serves as a director of BCE Inc.

About The Thomson Corporation:

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (TSX: TOC; NYSE: TOC).